Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)
The table below sets forth the calculation of Ratios of Earnings to Fixed Charges for the periods indicated.

	TGE (1)
	Six Months Ended June 30, 2018	Year Ended December 31,
		2017	2016	2015	2014	2013
	(in thousands)
Earnings from continuing operations before fixed charges:
Pre-tax income from continuing operations before earnings from unconsolidated affiliates	$100,926	$195,333	$213,249	$190,312	$64,169	$12,971
Fixed charges	62,634	93,596	56,218	28,254	11,626	13,360
Amortization of capitalized interest	55	80	65	66	35	—
Distributed earnings from unconsolidated affiliates	145,581	237,192	54,449	3,096	1,280	—
less: Capitalized interest	(1,115)	(964)	(471)	(811)	(1,025)	(242)
Earnings from continuing operations before fixed charges	$308,081	$525,237	$323,510	$220,917	$76,085	$26,089
Fixed charges:
Interest expense, net of capitalized interest	58,881	84,500	41,668	16,824	7,648	11,264
Capitalized interest	1,115	964	471	811	1,025	242
Estimate of interest within rental expense (33.3%)	160	3,148	10,032	8,615	1,574	109
Amortization of debt costs	2,478	4,984	4,047	2,004	1,379	1,745
Total fixed charges	$62,634	$93,596	$56,218	$28,254	$11,626	$13,360
Ratio of earnings to fixed charges (2)	4.92	5.61	5.75	7.82	6.54	1.95

(1)
TGE, through its interest in TEP, closed the acquisitions of Terminals and NatGas effective January 1, 2017. As these acquisitions were considered transactions between entities under common control, and changes in reporting entity, financial information presented prior to January 1, 2017 has been recast to include Terminals and NatGas.

(2)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pre-tax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expense, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense.

1